UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 8, 2018

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-207931 and 333-220373), as such prospectuses may be amended or supplemented from time to time.

As previously announced on November 13, 2017, Westpac’s Chief Risk Officer, Alexandra Holcomb is retiring after 22 years with Westpac Group and 35 years in financial services globally.

Ms Holcomb will be replaced by David Stephen, currently Group Chief Risk Officer, RBS, who will join the Group in the coming months.

Given Ms Holcomb will transition out of her role as of June 25, 2018, Westpac Group’s Chief Financial Officer, Peter King will act as Chief Risk Officer from June 25, 2018, until Mr Stephen commences his new role. Westpac’s Deputy Chief Financial Officer, David Lees, will act as Chief Financial Officer during this time.

Index to Exhibits

Exhibit No.	Description

1	Media Release – Alexandra Holcomb retires from Westpac

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: June 8, 2018	By:	/s/ Sean Crellin
Sean Crellin
Director – Corporate, Legal and Secretariat